UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

(Check One):  [X] Form  10-K [_] Form  11-K [_] Form 20-F [_] Form 10-Q [_]
                     Form 10D [_] Form N-SAR [_] Form N-CSR

            For Period Ended: December 31, 2006

      [_]   Transition Report on Form 10-K
      [_]   Transition Report on Form 20-F
      [_]   Transition Report on Form 11-K
      [_]   Transition Report on Form 10-Q
      [_]   Transition Report on Form N-SAR

            For the Transition Period Ended: _________________________

      Read attached instruction sheet before preparing form. Please print or type.

      Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

      If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

                                     PART I
                             REGISTRANT INFORMATION
Dynabazaar, Inc.
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Full Name of Registrant

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Former Name if Applicable

888 Seventh Avenue
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Address of Principal Executive Office (Street and Number)

New York, New York 10019
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City, State and Zip Code

                                     PART II
                             RULE 12b-25(b) AND (c)

      If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

[X]               (a)      The reasons  described in  reasonable  detail in Part
                           III of this form could not be eliminated without unreasonable effort or expense;

[X]               (b)      The  subject  annual  report,   semi-annual   report,
                           transition report on Form 10-K, Form 20-F, Form 11-K,
                           Form N-SAR or Form N-CSR, or portion thereof, will be
                           filed  on  or  before  the  fifteenth   calendar  day
                           following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form


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                           10D, or portion  thereof,  will be filed on or before
                           the fifth calendar day following the prescribed due date; and

[ ]               (c)      The accountant's  statement or other exhibit required
                           by Rule 12b-25(c) has been attached if applicable.

                                    PART III
                                    NARRATIVE

      State below in reasonable detail why the Form 10-K, 20-F, 11-K, 10-Q, 10D, N-SAR, N-CSR or the transition report or portion thereof, could not be filed within the prescribed time period.

      The Registrant is unable to file its Form 10-K for the year ended December 31, 2006 (the "Form 10-K") within the prescribed time period because it requires additional time for the review and completion of its financial statements and management's discussion and analysis. The Registrant represents that its Form 10-K will be filed within the period specified by Rule 12b-25(b)(2)(ii).

                                     PART IV
                                OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

      Melvyn Brunt                      212                             974-5730
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               (Name)               (Area Code)               (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                                  [X] Yes [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                                  [X] Yes [ ] No

      If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

      The Registrant's financial statements for the year ended December 31, 2006 will change significantly from the comparable period for 2005.

      Total net revenues increased to approximately $7.6 million for the fiscal year ended December 31, 2006 compared to $0 for the fiscal year ended December 31, 2005. General and Administrative expenses increased to approximately $2.3 million for the fiscal year ended December 31, 2006 from approximately $1.1 million for the fiscal year ended December 31, 2005. Both increases were primarily attributable to the activities of Costar Video Systems, LLC, the Registrant's recently acquired operating company.

      Notwithstanding the foregoing, there can be no assurance that the financial information publicly announced at a later date will not differ materially from the above disclosure upon completion of the Form 10-K.


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

                   Dynabazaar, Inc.
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                  (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: April 3, 2007                         By: /s/ Melvyn Brunt
                                                ----------------
                                            Name:  Melvyn Brunt
                                            Title: Chief Financial Officer

      INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION

            Intentional misstatements or omissions of fact constitute Federal Criminal Violations (see 18 U.S.C. 1001).

                              GENERAL INSTRUCTIONS

            1. This form is required by Rule 12b-25 of the General Rules and Regulations under the Securities Exchange Act of 1934.

            2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

            3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

            4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

            5. ELECTRONIC FILERS. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T.

(Form 12b-25-07/98)

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